

June 24, 2010

<u>Via U.S. Mail and Facsimile 813.286.2154</u>

Kimberly Perez
Vice President and Chief Financial Officer
Walter Investment Management Corp.
3000 Bayport Drive, Suite 1100
Tampa, FL 33607

>   **Re: Walter Investment Management Corp.**
>   **Form 10-K for fiscal year ended December 31, 2009**
>   **Filed March 2, 2010**
>   **Form 10-Q for the period ended March 31, 2010**
>   **Filed May 5, 2010**
>   **File No. 1-13417**

Dear Ms. Perez:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2009</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Additional Analysis of Residential Loan Portfolio</u>

<u>Real Estate Owned, page 49</u>

1.   We note that you have repossessed approximately 1,400 properties related to residential loans held in securitization trusts and unencumbered residential loans. Please tell us whether the company is obligated to reacquire residential loans and record these loans as

REO, under what circumstances this obligation would arise, and what consideration was given to including an accounting policy related to this obligation and loss trigger thresholds. We note that in February 2010, you purchased REO purchased from a securitization trust to cure a loss trigger. In addition, please tell us what consideration you gave to disclosing the dollar amount of losses incurred related to property repurchases for each period presented.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page F-6

2.   Please tell us how you determined that the *declaration* of dividend equivalents was a financing cash outflow activity for the fiscal year ended December 31, 2009.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

General

3.   We note your servicing responsibilities include providing loan workouts and modifications and for the period ended March 31, 2010, you acquired REO totaling approximately $21 million and originated residential loans totaling approximately $20.5 million to sell REO. Please tell us and disclose whether you have provided loan workouts or modifications during the fiscal year ended December 31, 2009 or during the current year. If provided, please expand your disclosures to discuss the modification programs used, amount of loans included in such modifications based on loan classification (i.e., residential loans held in securitization trusts and unencumbered residential loans), and your accounting treatment for the modifications.

Allowance for Loan Losses on Residential Loans, page F-11

4.   We note that you disclose your allowance for loan losses related to your residential loans held in securitization trusts and unencumbered residential loans separately in Footnote 5. Please clarify for us any differences in your policies for evaluating these allowances for loan losses between the two types of loans. Also, show us the disclosure you will include in future filings to address this, if applicable.

Item 15. Exhibits and Financial Statement Schedules

(b) Exhibits

Exhibits 31.1 and 31.2

5.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rule 13a-14(a). Specifically, you have made certain modifications to the exact form of the required certifications including modifying the language "the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d). Please discontinue the use of these and other modifications in future filings as certifications required must be in the exact form set forth in Item 601(b)(31) of Regulation S-K, regardless of whether the certifications relate to an annual or quarterly filing.

Form 10-Q for period ended March 31, 2010

Item 1. Financial Statements

Notes to Consolidated Financial Statements

5. Fair Value

Items Measured at Fair Value on a Non-Recurring Basis, page 11

6.   We note that any valuation adjustments at the time a loan becomes real estate owned are charged to your allowance for loan losses.   Please tell us whether you have recorded losses/gains on any real estate owned subsequent to repossessing such properties or on the sales of such properties, and if so tell us where such amounts are recorded. Also, please clarify what is included in the amounts presented in the 'Fair Value Adjustment' column of your 'Items Measured at Fair Value on a Non-Recurring Basis' table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3782 if you have questions regarding the comments on the financial statements and related matters.

Sincerely,

Jessica Barberich
Assistant Chief Accountant